SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

March 18, 2013

Via EDGAR and Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael McTiernan

Re:	Aviv REIT, Inc. Registration Statement on Form S-11 (Registration No. 333-185532)

Ladies and Gentlemen:

On behalf of Aviv REIT, Inc. (the “Company”), we are writing in response to the comments contained in the Staff’s comment letter dated March 15, 2013 (the “Comment Letter”) with respect to Amendment No. 3 to the Company’s Registration Statement on Form S-11, Registration No. 333-185532, filed on March 11, 2013 (the “Registration Statement”) and relating to the Company’s registration of shares of its common stock, par value $0.01 per share. Concurrently herewith, the Company has filed Amendment No. 4 to the Registration Statement (“Amendment No. 4”) incorporating the revisions described herein. For your convenience, three (3) courtesy copies of this letter and Amendment No. 4, which have been marked to show the changes from the Registration Statement as filed on March 11, 2013, are also being delivered to Ms. Kristina Aberg.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company.

Dilution, page 40

Staff comment No. 1:

Please tell us how you calculated $525.8 million for pro forma net tangible book value after giving effect to your sale of 13.2 million shares in the offering.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

March 18, 2013

Response:

In response to the Staff’s comment, set forth below is the Company’s calculation of pro forma net tangible book value after giving effect to the offering:

Net tangible book value at December 31, 2012 (in millions)	$301.6
Estimated offering proceeds (13,200,000 shares at $19.00 per share)	250.8
Estimated underwriting discount	(17.6)
Estimated expenses	(3.5)
Payment of withholding taxes in respect of dividend equivalents	(6.5)
Reversal of accrual for dividend equivalents converted to shares	3.0
Net increase in deferred financing fees	(2.0)

Net tangible book value after the offering	$525.8

Staff comment No. 2:

Please reconcile the amount of shares outstanding on pro forma basis of 47,773,683 as presented in the table with disclosure elsewhere indicating total of 47,252,717 shares of common stock and OP Units outstanding immediately after the consummation of the offering.

Response:

The Company has revised the amount of shares outstanding on a pro forma basis in response to the Staff’s comment and has made corresponding changes to the dilution calculations on page 40 to reflect the actual number of shares outstanding at December 31, 2012 and expected to be outstanding after the offering on the basis described under the heading “The Offering” on page 11.

* * * * *

If you wish to discuss Amendment No. 4 to the Registration Statement at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348.

Sincerely,

/s/ Robert L. Verigan

Robert L. Verigan

Enclosures

cc:	Craig M. Bernfield, Aviv REIT, Inc.

William J. Whelan III, Cravath, Swaine & Moore LLP